AH 3/16/2004

04003013

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15855

RECEIVED FEB 2 7 2004 187 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EquiTrust Marketing Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 University Avenue
(No. and Street)

West Des Moines, Iowa 50266
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis M. Marker (515) 225-5522
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3.18.200

0401-0503004

Oath or Affirmation

I, Dennis M. Marker, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of EquiTrust Marketing Services, LLC, as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Dennis M. Marker
Vice President - Investment Administration

Notary Public

NOTARIAL SEAL IOWA
JENNIFER A. SOUDER
COMMISSION NO. 704873
MY COMMISSION EXPIRES
08/30/06

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statements of Financial Condition
(X)	(c)	Statements of Operations
(X)	(d)	Statements of Cash Flows
(X)	(e)	Statements of Changes in Members' Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Independent Auditors' Supplementary Report on Internal Control

RECEIVED
FEB 2 7 2004
187
PROCESSING SECTION

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

EquiTrust Marketing Services, LLC
Years Ended December 31, 2003 and 2002

EquiTrust Marketing Services, LLC

Financial Statements and
Supplemental Information

Years Ended December 31, 2003 and 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

The Members
EquiTrust Marketing Services, LLC

We have audited the accompanying statements of financial condition of EquiTrust Marketing Services, LLC as of December 31, 2003 and 2002, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquiTrust Marketing Services, LLC at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the financial statements, in 2003 the Company's parent, FBL Financial Group, Inc. changed its method of accounting for stock options and the resulting allocations to the Company.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supporting schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

February 9, 2004

EquiTrust Marketing Services, LLC

Statements of Financial Condition

	December 31	
	2003	2002
Assets		
Investments, at market value:		
EquiTrust Money Market Fund, Inc. (approximates cost)	**$ 263,189**	$ 179,766
Provident Money Market Fund, Inc. (approximates cost)	**1,113,717**	814,808
	1,376,906	994,574
Accounts receivable	**75,096**	67,180
Due from EquiTrust Investment Management Services, Inc.	**129,374**	51,242
Due from Farm Bureau Life Insurance Company	**41,321**	29,557
Due from EquiTrust Life Insurance Company	**90,706**	47,447
Deferred sales costs, less accumulated amortization of $2,939,915	**1,189,055**	–
Other assets	**45,583**	49,741
Total assets	**$2,948,041**	$1,239,741
Liabilities and members' equity		
Liabilities:		
Due to Farm Bureau Life Insurance Company	**$ 209,283**	$ 196,836
Accounts payable and accrued expenses	**267,235**	169,359
Total liabilities	**476,518**	366,195
Members' equity:		
Series A member's equity	**2,330,218**	758,594
Series C member's equity	**91,132**	64,868
Series D member's equity	**50,173**	50,084
Total members' equity	**2,471,523**	873,546
Total liabilities and members' equity	**$2,948,041**	$1,239,741

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Operations

	Year Ended December 31	
	2003	**2002**
Revenues:		
Administrative service fees	**$11,495,701**	$14,247,997
Distribution fees	**82,340**	–
Shareholder servicing fees	**41,170**	–
Investment income:		
Dividends from EquiTrust Money Market Fund, Inc.	**405**	1,477
Dividends from other investment	**8,011**	11,622
Total revenues	**11,627,627**	14,261,096
Expenses:		
Regulatory fees and expenses	**94,870**	99,140
Salaries and related expenses	**1,515,961**	1,341,088
Other operating expenses	**11,139,790**	13,734,960
Total expenses	**12,750,621**	15,175,188
Net loss	**$ (1,122,994)**	$ (914,092)

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Changes in Members' Equity

	Series A Member's Equity	Series C Member's Equity	Series D Member's Equity	Total Members' Equity
Balance at January 1, 2002	$ 804,400	$ 98,602	$32,282	$ 935,284
Capital contributions	1,000,000	–	50,216	1,050,216
Capital distributions	–	(197,862)	–	(197,862)
Net income (loss) for 2002	(1,045,806)	164,128	(32,414)	(914,092)
Balance at December 31, 2002	758,594	64,868	50,084	873,546
Capital contributions	**2,713,593**	**45,460**	**–**	**2,759,053**
Capital distributions	**–**	**(38,082)**	**–**	**(38,082)**
Net income (loss) for 2003	**(1,141,969)**	**18,886**	**89**	**(1,122,994)**
Balance at December 31, 2003	**$2,330,218**	**$ 91,132**	**$50,173**	**$2,471,523**

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Cash Flows

	Year Ended December 31	
	2003	**2002**
Operating activities		
Net loss for year	**$(1,122,994)**	$ (914,092)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales costs	**56,476**	–
Sales costs deferred	**(31,938)**	–
Changes in operating assets and liabilities:		
Accounts receivable	**(7,916)**	(4,593)
Due from EquiTrust Investment Management Services, Inc.	**(78,132)**	(1,811)
Due from Farm Bureau Life Insurance Company	**(11,764)**	(2,182)
Due from EquiTrust Life Insurance Company	**(43,259)**	6,452
Other assets	**4,158**	39,607
Due to Farm Bureau Life Insurance Company	**12,447**	70,048
Accounts payable and accrued expenses	**97,876**	10,594
Net cash used in operating activities	**(1,125,046)**	(795,977)
Financing activities		
Capital contributions from members	**1,545,460**	1,050,216
Capital distributions to members	**(38,082)**	(197,862)
Net cash provided by financing activities	**1,507,378**	852,354
Increase in cash and cash equivalents	**382,332**	56,377
Cash and cash equivalents at beginning of year	**994,574**	938,197
Cash and cash equivalents at end of year	**$ 1,376,906**	$ 994,574
Supplemental disclosure of cash flow information		
Non-cash financing activity:		
Capital contribution of deferred sales cost asset	**$ 1,213,593**	$ –

See accompanying notes.

EquiTrust Marketing Services, LLC

Notes to Financial Statements

December 31, 2003

1. Significant Accounting Policies

Organization

EquiTrust Marketing Services, LLC (the Company) engages primarily in the sale of shares of EquiTrust Series Fund, Inc. and EquiTrust Money Market Fund, Inc. (EquiTrust Funds) sponsored by Farm Bureau Life Insurance Company, which is an indirect wholly owned subsidiary of FBL Financial Group, Inc. Effective December 1, 2003, the Company began serving as the principal underwriter and distributor for EquiTrust Funds, assuming those duties from EquiTrust Investment Management Services, Inc. (EquiTrust Investment), an affiliate.

The Company has one Series A member, FBL Financial Services, Inc., a wholly owned subsidiary of FBL Financial Group, Inc., one Series C member, United Farm Family Life Insurance Company and one Series D member, Missouri Farm Bureau Life Insurance Company (the Members).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments in mutual funds where the majority of the underlying investments are of a short-term nature (i.e., money market funds) to be cash equivalents.

Recognition of Income

Administrative service fees and other operating expense generally consist of commission revenue and expense related to the sale of mutual fund shares and variable products. Commissions are recognized on a trade-date basis, which is the date a trade is executed.

1. Significant Accounting Policies (continued)

Distribution (12b-1) and shareholder servicing fees received from the EquiTrust Funds since December 1, 2003 are recognized as such fees are earned.

Deferred Sales Costs

Effective December 1, 2003, the Company assumed underwriting and distribution responsibilities from EquiTrust Investment. As a result, the Company now incurs certain costs that are deferred and amortized over the period during which the related revenues are recognized. Additionally, the Company received the future contractual rights to receive distribution (12b-1) and contingent deferred sales charges. In that regard, the deferred sales cost asset held by EquiTrust Investment at that time of $1,213,593, including accumulated amortization of $2,883,438 was transferred (through a dividend to its parent, who in turn contributed the asset) to the Company.

2. Income Taxes

As a Limited Liability Company, the Company has elected to be classified as a partnership for federal tax reporting purposes. Therefore, the Company will generally not be subject to federal or state income taxes.

3. Retirement and Compensation Plans

The Company participates with Farm Bureau Life Insurance Company and several other affiliates in various defined benefit plans covering substantially all employees. The benefits of these plans are based primarily on years of service and employees' compensation. The Company and affiliates have adopted a policy allocating the required contribution to the plans between themselves generally on a basis of time incurred by the respective employees for each employer. Pension expense aggregated $93,746 and $85,090 for the years ended December 31, 2003 and 2002, respectively.

Effective January 1, 2003, FBL Financial Group, Inc. adopted Statement of Financial Accounting Standards (Statement) No. 123, "Accounting for Stock-Based Compensation" and Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Under Statement No. 123, compensation expense is recognized as stock options vest in an amount equal to the estimated fair value of the options on the date of grant. Statement No. 148 amends Statement No. 123 by requiring

3. Retirement and Compensation Plans (continued)

more prominent and frequent disclosures regarding the effects of stock-based compensation and provides for alternative transition methods in the adoption of Statement No. 123. Historically, FBL Financial Group, Inc. applied Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," to stock option grants, which generally resulted in no compensation expense being recognized. FBL Financial Group, Inc. is using the prospective method in the adoption of Statement No. 123. Under the prospective method, expense is recognized for those options granted, modified or settled after the date of adoption. The Company and affiliates have adopted a policy of allocating the expense recognized under Statement No. 123 in a manner consistent with pension expense discussed above. Net income was $15,064 lower for 2003 as a result of expensing stock options. The impact of adoption will increase over the five year vesting period of the underlying options as options issued before the date of adopting Statement No. 123 will continue to be accounted for under APB No. 25. FBL Financial Group, Inc. has not prepared proforma impacts related to Statement No. 123 by subsidiary/affiliate.

The Company and affiliates allocate postretirement benefit expense in a manner consistent with pension expense discussed above. Postretirement benefit expense aggregated $1,065 and $666 for the years ended December 31, 2003 and 2002, respectively.

The Company provides benefits to representatives of the Company, who also serve as agents to its insurance affiliates, through the Agents' Career Incentive Plan. Company contributions to the plan are based upon the individual agent's earned commissions and vary based upon the overall production level and the number of years of service. Company contributions, net of refunds, with respect to this plan during the years ended December 31, 2003 and 2002 resulted in income of $1,704 and $2,536, respectively.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had defined net capital of $872,850, which was $841,082 in excess of its required net capital of $31,768. The Company's net capital ratio was 0.55 to 1. Various other regulatory agencies may impose additional capital requirements.

4. Regulatory Requirements (continued)

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

5. Limited Liability Company Agreement

The Limited Liability Company Agreement approved by the Members outlines the capital structure of the Company, capital contributions to be made by the Members, allocations of revenues and expenses to the Members and distributions to the Members.

Interests in the Company are divided into Series, with the interest of each Member constituting a separate Series. The Company is authorized to issue 100 Series. The holder of Series A interest, referred to as the principal member, is the only Member with voting rights for the Company. Associate members are allowed to conduct business relating only to the sale of variable life insurance, variable annuity and mutual fund products, which have been approved by the Board of Managers for distribution through the Company.

A separate capital account has been established for each Member and will be established for each new Member admitted to the Company in the future. Each Member's capital account will contain that Member's initial capital contribution adjusted at the end of each calendar quarter for: (a) the amount of revenue received by the Company during quarter as a result of that Member's operations; (b) the amount of additional capital contributions by that Member during the quarter; (c) all costs and expenses directly incurred by that Member and all costs and expenses allocated to that Member's Series during the quarter, including general overhead of the Company; and (d) the amount of all distributions made to the Member during the quarter. For the period July 1, 2002 through December 31, 2003, the Company waived the allocation of general overhead and registered representative fees to the Series D member. During this timeframe all such costs were allocated to the Series A member. The amount of minimum required capital for each associate member is currently $50,000. The Members may be called upon for additional capital contributions in certain situations, including the necessity to maintain minimum regulatory capital requirements.

Distributions may be made to the principal member at the discretion of the Board of Managers of the Company. Distributions may be made to an associate member within 30 days after the end of each calendar quarter, provided that such distribution would not cause that Member's capital balance to decline below the minimum required capital.

5. Limited Liability Company Agreement (continued)

Associate members may terminate their Series at any time, so long as the balance in their capital account is greater than zero. The Board of Managers may also terminate the Series of any associate member if that Member's capital account is less that the minimum required capital and the associate member has failed to honor a capital call for the shortfall.

6. Related-Party Transactions

Through November 30, 2003, the Company was reimbursed for sales and related services under an agreement with EquiTrust Investment (wholly owned by FBL Financial Services, Inc.), the EquiTrust Funds' principal underwriter through that date. The agreement provided that dealers of the EquiTrust Funds would be compensated based on an annual fee charged to the EquiTrust Funds. As principal dealer of the EquiTrust Funds, the Company received compensation of $226,319 and $245,138 in 2003 and 2002, respectively, from EquiTrust Investment.

Additionally, the Company's registered representatives sell variable universal life and variable annuity products under agreements with Farm Bureau Life Insurance Company (Farm Bureau) and EquiTrust Life Insurance Company (EquiTrust, an affiliate). These agreements provide that Farm Bureau and EquiTrust will compensate the Company for all commissions paid to its registered representatives. In addition, Farm Bureau agrees to compensate the Company $200 per registered representative per year. During the year ended December 31, 2003, the Company received $10,490,119 (2002 – $13,176,373) under these agreements, of which $9,889,783 (2002 – $12,485,714) was paid directly to the registered representatives serving as the writing agents.

The Company shares certain office facilities and services with the Iowa Farm Bureau Federation and its affiliated companies. These expenses are allocated to the Company on the basis of cost and time studies that are updated annually, and consist primarily of salaries and related expenses, travel, and occupancy costs. Aggregate payments for such expenses were approximately $2,277,000 and $2,007,000 for the years ended December 31, 2003 and 2002, respectively.

The Company participates in a management agreement with FBL Financial Group, Inc. Under this agreement, FBL Financial Group, Inc. provides general business, administrative analysis, and management services to the Company. During the years ended December 31, 2003 and 2002, the Company incurred expenses under this contract of $3,791 and $5,221, respectively.

Supplemental Information

EquiTrust Marketing Services, LLC

Computation of Net Capital – Part IIA

December 31, 2003

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$2,471,523
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			2,471,523
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other (deductions) or allowable credits			–
5. Total capital and allowable subordinated liabilities			2,471,523
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
1. Accounts receivable	$ 75,096		
2. Due from EquiTrust Investment Management Services, Inc.	129,374		
3. Due from Farm Bureau Life Insurance Company	41,321		
4. Due from EquiTrust Life Insurance Company	90,706		
5. Deferred sales costs	1,189,055		
6. Other assets	45,583	$1,571,135	
B. Secured demand note deficiency		–	
C. Commodity futures contracts and spot commodities – proprietary capital charges		–	
D. Other deductions and/or charges		–	(1,571,135)
7. Other additions and/or allowable credits			–
8. Net capital before haircuts on securities positions			900,388
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1 (f)]:			
A. Contractual securities commitments		$ –	
B. Subordinated securities borrowings		–	
C. Trading and investment securities:			
1. Exempted securities		–	
2. Debt securities		–	
3. Options		–	
4. Other securities		27,538	
D. Undue concentration		–	
E. Other		–	(27,538)
10. Net Capital			$ 872,850

EquiTrust Marketing Services, LLC

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 31,768
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		31,768
14. Excess net capital (line 10 less 13)		841,082
15. Excess net capital at 1000% (line 10 less 10% of line 19)		825,198

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		476,518
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	–
19. Total aggregate indebtedness		476,518
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		55%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		–

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

EquiTrust Marketing Services, LLC

Statement Relating to Certain Determinations Required Under Rule 15c3-3 – Part IIA

December 31, 2003

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of customers" maintained	________
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm__________________.	________
D. (k)(3) – Exempted by order of the Commission	________

0401-0503004

EquiTrust Marketing Services, LLC

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2003

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2003.

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Members
EquiTrust Marketing Services, LLC

In planning and performing our audit of the financial statements and supporting schedules of EquiTrust Marketing Services, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 9, 2004